                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 14D-1
                               (Amendment No. 3)
                  Tender Offer Statement Pursuant to Section
                14(d)(1) of the Securities Exchange Act of 1934
                                      and
                                 SCHEDULE 13D
                   under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                               FORUM GROUP, INC.
                           (Name of Subject Company)

                             FG ACQUISITION CORP.
                         MARRIOTT INTERNATIONAL, INC.
                                   (Bidders)

                        Common Stock, Without Par Value
                        (Title of Class of Securities)

                                   349841304
                                ---------------
                     (CUSIP Number of Class of Securities)

         Edward L. Bednarz, Esq.                         Copy to:
         FG Acquisition Corp.                   Jeffrey J. Rosen, Esq.
      Marriott International, Inc.                   O'Melveny & Myers
           10400 Fernwood Road               555 13th Street, N.W., Suite 500W
        Bethesda, Maryland 20817                Washington, D.C. 20004-1109
             (301) 380-9555                           (202) 383-5300
 (Name, Address and Telephone Number of
Person Authorized to Receive Notices and
  Communications on Behalf of Bidders)

                           February 20 and 21, 1996
                           ------------------------
        Date of Event(s) which require filing Statement on Schedule 13D

                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation/1/: $305,194,175      Amount of Filing Fee/2/: $61,039
--------------------------------------------------------------------------------

/1/ For purposes of calculating the filing fee only. This calculation assumes the purchase of (i) all outstanding shares of Common Stock of Forum Group, Inc., (ii) all shares of Common Stock of Forum Group, Inc. issuable pursuant to Stock Options vested as of February 15, 1996, and (iii) all shares of Common Stock of Forum Group, Inc. issuable upon exercise of outstanding warrants (other than warrants which are to be cancelled pursuant to agreements with the holders thereof), in each case at $13.00 net per share in cash.

/2/ The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by FG Acquisition Corp. for such shares.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount previously paid: $61,039   Filing Party: FG Acquisition Corp.
                                                    Marriott International, Inc.
    Form or
    registration no.: Schedule 14D-1  Date Filed:   February 23, 1996

                        (Continued on following page(s))
                              (Page 1 of 10 pages)

         This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 and Amendment No. 2 to Schedule 13D (together with the Schedule 14D-1, the "Schedule 14D-1") amends and supplements the Schedule 14D-1 of FG Acquisition Corp., an Indiana corporation (the "Purchaser") and a wholly owned indirect subsidiary of Marriott International, Inc., a Delaware corporation ("Parent"), in respect of the tender offer (the "Offer") by the Purchaser for all of the outstanding shares of Common Stock, without par value (the "Shares"), of Forum Group, Inc. (the "Company"). The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 15, 1996 by and among the Company, the Purchaser and Parent. The Schedule 14D-1 was initially filed with the Securities and Exchange Commission (the "Commission") on February 23, 1996, and the Schedule 13D was initially filed with the Commission on February 28, 1996. Capitalized terms not defined herein have the meanings assigned thereto in the Schedule 14D-1 and the Offer to Purchase, dated February 23, 1996, which is attached as Exhibit
    (a)(9) to the Schedule 14D-1.

         In connection with the foregoing, the Purchaser and Parent are hereby amending and supplementing the Schedule 14D-1 as follows:

    ITEM 7.  CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR
             RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S
             SECURITIES.

         Item 7 is hereby amended and supplemented by the addition of the following paragraph thereto:

         The Company, Purchaser and Parent have entered into a Limited Waiver and Extension dated as of March 12, 1996, providing that, among other things, the Purchaser may extend the Offer by one day in exchange for a waiver by the Purchaser and Parent of the condition to the Offer that the Company acquire all equity interests in Forum Retirement Communities II, L.P. and an agreement by the Purchaser and Parent under certain circumstances not to assert after March 21, 1996 that several other conditions to the Offer have not been satisfied. In addition, Purchaser and Parent have acknowledged that the condition to the Offer requiring entry of an order by the U.S. Bankruptcy Court has been satisfied. A press release relating to the foregoing is filed as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference. A Limited Waiver and Extension relating to the foregoing is filed as Exhibit (c)(7) to the Schedule 14D-1 and is also incorporated herein by reference.


    ITEM 10.  ADDITIONAL INFORMATION

         Item 10(f) is hereby amended and supplemented by the addition of the following paragraph thereto:

         On March 13, 1996, Purchaser announced that it will extend the Offer by one day. Accordingly, the Offer, originally set to expire at 12:00 a.m., New York City time, on Thursday, March 21, 1996, will now expire at 12:01 a.m., New York City time, on Saturday, March 23, 1996. A press release relating to the foregoing is filed as Exhibit (a)(11) to the Schedule 14D-1 and is incorporated herein by reference. A Limited Waiver and Extension relating to the foregoing is filed as Exhibit (c)(7) to the Schedule 14D-1 and is also incorporated herein by reference.

    ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 11 is hereby amended and supplemented by the addition of the following exhibits thereto:

      Exhibit (a)(11) Press Release issued by the Purchaser and Parent dated
                      March 13, 1996.
      Exhibit (c)(7)  Limited Waiver and Extension dated as of March 12, 1996 by and among Marriott International, Inc., FG Acquisition Corp. and Forum Group, Inc.

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 13, 1996         FG ACQUISITION CORP.

                                  By: /s/ Edward L. Bidnarz


                                  -----------------------------------
                                  Name:  Edward L. Bidnarz
                                  Title: Vice President

                                   SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: March 13, 1996         MARRIOTT INTERNATIONAL, INC.

                                  By: /s/ Joseph Ryan


                                  ------------------------------------
                                  Name:  Joseph Ryan
                                  Title: Executive Vice President

                                 EXHIBIT INDEX

    EXHIBIT NO.        DESCRIPTION
    -----------        -----------
    Exhibit (a)(11)    Press Release issued by the Purchaser and Parent dated
                       March 13, 1996.
    Exhibit (c)(7)     Limited Waiver and Extension dated as of March 12, 1996
                       by and among Marriott International, Inc., FG Acquisition
                       Corp. and Forum Group, Inc.